Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)	APRIL 27, 2010

Table of Contents

1.	Summary of Quarterly Results

2.	Business Environment

3.	Results of Operations

4.	Liquidity and Capital Resources

5.	Capability to Deliver Results and the Strategic Plan

6.	Key Growth Highlights

7.	Risk Management

8.	Critical Accounting Estimates

9.	Accounting Policies

10.	Outstanding Share Data

11.	Reader Advisories

12.	Forward-Looking Statements and Information

1.	Summary of Quarterly Results

•

Net earnings in the quarter up 5% compared with the first quarter of 2009 due to higher realized crude oil prices offset by lower realized natural gas prices, declines in production and lower product margins in Downstream.

•	Cash flow from operations in the quarter up 58% compared with the first quarter of 2009 due to higher net earnings and lower cash taxes.

•

Overall production in the quarter was up compared with the fourth quarter of 2009. Compared with the first quarter of 2009, overall production was lower due to declining natural gas production as a result of reduced capital investment and the decline in crude oil production from the White Rose field.

•

Total operating costs decreased to $557 million in the first quarter of 2010 compared to $576 million in the first quarter of 2009 as a result of a consistent focus on operational efficiency, reliability and financial discipline.

•

Husky issued requests for proposals to engineering, procurement and construction contractors for the Sunrise Phase 1 central plant and field facilities. The project remains on track for a final sanction decision in late 2010.

•

Successful exploration well Liuhua 29-1-1 drilled on Block 29/26 in the South China Sea which tested natural gas at an equipment restricted rate of 57 mmcf/day, with indications that the well’s future deliverability could exceed 90 mmcf/day.

•	Significant discovery licence received for the Mizzen prospect offshore Canada’s East Coast.

•	Successful medium term note offering in Canada of $700 million to enhance financial flexibility.

•	Financial position remains strong with debt to cash flow ratio of 1.4 and debt to capital employed ratio of 21%.

	Three months ended
Quarterly Financial Summary
(millions of dollars, except per share amounts)	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008
Sales and operating revenues, net of royalties	$4,471	$3,605	$3,903	$3,916	$3,650	$4,701	$7,715	$7,199
Net earnings	345	320	338	430	328	231	1,274	1,358
Per share - Basic and diluted	0.41	0.38	0.40	0.51	0.39	0.27	1.50	1.60
Cash flow from operations (1)	895	657	452	833	565	330	1,999	2,079
Per share - Basic and diluted	1.05	0.77	0.53	0.98	0.67	0.39	2.35	2.45

(1)	Cash flow from operations is a non-GAAP measure. Refer to Section 11 for a reconciliation to GAAP.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	1

2.	Business Environment

Average Benchmarks		Three months ended
		March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009	Dec. 31 2008
WTI crude oil (1)	(U.S. $/bbl)	78.71	76.19	68.30	59.62	43.08	58.73
Brent crude oil (2)	(U.S. $/bbl)	76.24	74.56	68.43	58.79	44.40	54.91
Canadian light crude 0.3% sulphur	($/bbl)	80.31	76.75	71.82	66.21	50.09	63.92
Lloyd heavy crude oil @ Lloydminster	($/bbl)	65.11	62.66	59.83	56.36	35.72	39.76
NYMEX natural gas (3)	(U.S. $/mmbtu)	5.30	4.17	3.39	3.50	4.89	6.94
NIT natural gas	($/GJ)	5.08	4.01	2.87	3.47	5.34	6.43
WTI/Lloyd crude blend differential	(U.S. $/bbl)	9.29	12.37	10.26	7.72	9.20	19.41
Chicago 3:2:1 crack spread	(U.S. $/bbl)	6.23	4.92	8.38	10.91	9.49	6.37
New York Harbor 3:2:1 crack spread	(U.S. $/bbl)	8.21	6.06	8.03	9.05	10.15	6.59
U.S./Canadian dollar exchange rate	(U.S. $)	0.961	0.947	0.912	0.858	0.803	0.825

(1)	Prices quoted are near-month contract prices for settlement during the next month.
(2)	Dated Brent prices are dated less than 15 days prior to loading for delivery.
(3)	Prices quoted are average settlement prices for deliveries during the period.

Oil and Gas Prices

The price Husky receives for production from Western Canada is primarily driven by changes in the price of West Texas Intermediate (“WTI”) while the majority of the Company’s production offshore the East Coast of Canada is referenced to the price of Brent, an imported light sweet benchmark crude oil produced in the North Sea. The price of WTI ended 2009 at U.S. $79.36/bbl, increasing to U.S. $83.76/bbl at the end of the first quarter of 2010. During the first quarter of 2010, WTI averaged U.S. $78.71/bbl and Brent averaged U.S. $76.24/bbl. The average price of WTI in the first quarter of 2009 was U.S. $43.08/bbl and Brent was U.S. $44.40/bbl. During the fourth quarter of 2009, WTI averaged U.S. $76.19/bbl and Brent averaged U.S. $74.56/bbl.

A portion of Husky’s crude oil production is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. In the first quarter of 2010, 48% of Husky’s crude oil production was heavy oil or bitumen compared with 42% in the first quarter of 2009. The light/heavy crude oil differential averaged U.S. $9.29/bbl or 12% of WTI in the first quarter of 2010 compared with U.S. $9.20/bbl or 21% of WTI in the first quarter of 2009 and U.S. $12.37/bbl or 16% of WTI in the fourth quarter of 2009.

The natural gas price for January 2010 delivery quoted on the NYMEX closed in 2009 at U.S. $5.81/mmbtu declining in March 2010 to close at U.S. $3.84/mmbtu for April delivery. During the first quarter of 2010, the NYMEX near-month contract price of natural gas averaged U.S. $5.30/mmbtu compared with U.S. $4.89/mmbtu in the first quarter of 2009 and U.S. $4.17/mmbtu in the fourth quarter of 2009. Low natural gas prices continue to reflect higher than average storage levels and stable supply. At the end of the first quarter of 2010, U.S. natural gas inventories were 12% higher than the five-year average and the same as the end of the first quarter of 2009.

Foreign Exchange

The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of the Company’s expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In the first quarter of 2010, the Canadian dollar averaged U.S. $0.961 per Canadian dollar, strengthening by 20% compared with U.S. $0.803 during the first quarter of 2009. The Canadian dollar ended 2009 at U.S. $0.956 and closed at U.S. $0.985 at March 31, 2010.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	2

Refining Crack Spreads

The 3:2:1 crack spread is the key indicator for refining margins as refinery gasoline output is approximately twice the distillate output. This crack spread is equal to the price of two-thirds of a barrel of gasoline plus one-third of a barrel of fuel oil (distillate) less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel, and do not necessarily reflect the actual crude purchase costs or product configuration of a specific refinery.

During the first quarter of 2010, the Chicago 3:2:1 crack spread averaged U.S. $6.23/bbl compared with U.S. $9.49/bbl in the first quarter of 2009. During the first quarter of 2010, the New York Harbor 3:2:1 crack spread averaged U.S. $8.21/bbl compared with U.S. $10.15/bbl in the first quarter of 2009.

Husky’s realized refining margins are affected by the product configuration of its refineries and by the time lag between the purchase and delivery of crude oil, which is accounted for on a first in first out (“FIFO”) basis in accordance with Canadian generally accepted accounting principles (“GAAP”).

Cost Environment

From 2003 to 2008 the oil and gas industry experienced increasing costs that rose above the general trend of inflation. This resulted when the high level of industry activity, precipitated by escalating oil and gas prices, created demand for goods and services that exceeded supply. This increased the cost of operating the Company’s oil and gas properties, processing plants and refineries. As a result of the global and financial crisis, the level of drilling and completions in the Western Canada Sedimentary Basin was strategically reduced. In addition, prospective capital projects including oil sands developments and major plant modifications were deferred pending cost improvements. Oil and gas prices declined rapidly in the latter half of 2008 and the first quarter of 2009, however, a corresponding decline in costs was delayed until the latter half of 2009. Crude oil prices have since recovered to the U.S. $80/bbl level and industry activity is increasing creating the potential for costs to increase again.

Global Economic and Financial Environment

As economic conditions show signs of improvement, world oil consumption is beginning to recover, while commercial inventories of crude oil remain at the high end of the five year range. The Energy Information Administration’s (“EIA”) April 6, 2010 Short-term Energy Outlook(1) indicates that world oil consumption is expected to increase in 2010 compared with 2009 and again in 2011, reflecting the recovering global economy. The EIA estimates supply of crude oil will increase in 2010 compared with 2009. OPEC spare productive capacity is expected to average an estimated 5.4 mmbbls/day. OPEC agreed in March to maintain its current production policy and is not scheduled to meet again to review production policy until October 2010. OPEC liquid fuel supply, which is not subject to OPEC’s production policy, is expected to increase in 2010. The EIA estimates that OECD countries held 2.67 billion barrels of commercial oil inventories at the end of the first quarter of 2010. This represents approximately 58 days of forward cover and was 69 million barrels above the five year average for this time of year.

In the EIA’s April Short-term Energy Outlook, demand for natural gas in the United States markets is expected to increase in 2010 compared with 2009. Two thirds of the increase in natural gas consumption is expected to be in the commercial, industrial and electrical generation sectors. The EIA expects a decline in natural gas consumption in 2011 as electrical generation moves back to coal due to higher natural gas prices, partially offset by continued economic recovery and higher consumption in the industrial sector. In its Weekly Natural Gas Storage Report(2) released April 8, 2010, the EIA reported that natural gas stocks were 12.1% above the five year average and approximately equal to the previous year. The EIA estimates that U.S. natural gas production in 2010 will increase over 2009 followed by a decrease in 2011.

Fuel consumption in the United States during the 2010 driving season, which runs from April 1 to September 30, is estimated to increase primarily due to higher consumption of distillate fuel. Consumption of motor gasoline is expected to increase marginally.

The current prospect that demand for energy will increase in 2010 and 2011 depends on a number of assumptions about the timing and sustainability of a global economic recovery.

Husky took action at the onset of the economic downturn in the latter half of 2008 and prudently reduced capital spending in 2009. The Company continues to review and implement cost containment and efficiency opportunities throughout the organization. Husky’s cash position, credit facilities and access to debt capital markets provide adequate liquidity to meet the Company’s needs at present, and the Company continues to examine ways of enhancing its access to capital on an ongoing basis.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	3

Note:

(1)	Energy Information Administration, Short-Term Energy Outlook DOE/EIA – April 6, 2010 Release
(2)	“Weekly Natural Gas Storage Report”, April 8, 2010, Energy Information Administration, U.S. Department of Energy

Sensitivity Analysis

The following table indicates the relative annual effect of changes in certain key variables on Husky’s pre-tax cash flow and net earnings. The analysis is based on business conditions and production volumes during the first quarter of 2010. Each item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis	2010 First Quarter Average	Increase		Effect on Annual Pre-tax Cash Flow (6)		Effect on Annual Net Earnings (6)
				($millions)	($/share) (7)	($millions)	($/share) (7)
Upstream and Midstream
WTI benchmark crude oil price (1)	$78.71	U.S. $	1.00/bbl	63	0.07	46	0.05
NYMEX benchmark natural gas price (2)	$5.30	U.S. $	0.20/mmbtu	23	0.03	17	0.02
WTI/Lloyd crude blend differential (3)	$9.29	U.S. $	1.00/bbl	(4)	(0.01)	(4)	(0.01)
Downstream
Canadian light oil margins	$0.027	Cdn $	0.005/litre	14	0.02	10	0.01
Asphalt margins	$5.85	Cdn $	1.00/bbl	7	0.01	5	0.01
New York Harbor 3:2:1 crack spread (4)	$8.21	U.S. $	1.00/bbl	79	0.09	50	0.06
Consolidated
Exchange rate (U.S. $ per Cdn $) (1) (5)	$0.961	U.S. $	0.01	(53)	(0.06)	(40)	(0.05)
Interest rate			100 basis points	(10)	(0.01)	(8)	(0.01)

(1)	Does not include gains or losses on inventory.
(2)	Includes decrease in net earnings related to natural gas consumption.
(3)	Excludes impact on asphalt operations.
(4)	Relates to U.S. Refining & Marketing.
(5)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.
(6)	Excludes mark to market accounting impacts.
(7)	Based on 849.9 million common shares outstanding as of March 31, 2010.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	4

3.	Results of Operations

3.1 Upstream

Upstream Net Earnings Summary	Three months ended March 31
(millions of dollars)	2010	2009
Gross revenues	$1,537	$1,247
Royalties	285	202

Net revenues	1,252	1,045
Operating and administration expenses	383	377
Depletion, depreciation and amortization	375	371
Income taxes	143	86

Net earnings	$351	$211

Upstream net earnings in the first quarter of 2010 increased by $140 million compared with the first quarter of 2009 primarily as a result of increased realized prices for crude oil partially offset by a decline in total production and a decline in realized natural gas prices.

Production of crude oil and natural gas has stabilized and increased from the fourth quarter of 2009. Compared with the first quarter of 2009, production declined mainly due to lower light oil production off the East Coast of Canada. White Rose production is declining from its peak production rate and has stabilized at lower levels following the 2009 turnaround. North Amethyst production is expected to commence in the second quarter of 2010. Natural gas production in Western Canada has declined due to the impact of lower capital expenditures. Heavy oil production declined mainly due to lower capital investment in the first three quarters of 2009.

Average realized prices in the first quarter of 2010 were $69.29/bbl for crude oil, NGL and bitumen compared with $43.12/bbl during the same period in 2009. Realized natural gas prices averaged $4.81/mcf in the first quarter of 2010 compared with $5.31/mcf in the same period in 2009. Stronger U.S. dollar crude oil and natural gas pricing was offset by the significant strengthening of the Canadian dollar over the period.

Upstream Net Earnings Variance Analysis

Upstream After Tax Earnings Variance Analysis

($million)

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	5

Pricing

Average Sales Prices Realized		Three months ended March 31
		2010	2009
Crude oil	($/bbl)
Light crude oil & NGL		$76.72	$50.42
Medium crude oil		69.30	40.68
Heavy crude oil		63.31	35.80
Bitumen		61.82	34.23
Total average		69.29	43.12
Natural gas	($/mcf)
Average		4.81	5.31

Increased U.S. dollar crude oil and natural gas prices have been offset by the significant 20% strengthening of the Canadian dollar against the U.S. dollar in the first quarter of 2010 compared to the same period in 2009.

Oil and Gas Production

Daily Gross Production		Three months ended March 31
		2010	2009
Crude oil & NGL	(mbbls/day)
Western Canada
Light crude oil & NGL		23.4	24.2
Medium crude oil		25.3	26.3
Heavy crude oil		76.4	82.1
Bitumen		22.6	22.7

		147.7	155.3
East Coast Canada
White Rose - light crude oil		39.2	70.0
Terra Nova - light crude oil		10.7	12.6
China
Wenchang - light crude oil & NGL		11.0	12.2

Total crude oil & NGL		208.6	250.1

Natural gas	(mmcf/day)	523.7	551.2

Total	(mboe/day)	295.9	342.0

Crude Oil and NGL Production

Crude oil and NGL production in the first quarter of 2010 decreased by 41.5 mbbls/day or 17% compared with the same period in 2009. Off the East Coast of Canada, production from White Rose decreased by 30.8 mbbls/day mainly due to normal peak production rate decline. White Rose production was shut in during the third quarter of 2009 for planned maintenance and production rates post start up have stabilized.

During the first quarter of 2010, crude oil, bitumen and NGL production from Western Canada decreased by 7.6 mbbls/day or 5% compared with the first quarter of 2009 primarily due to reduced capital investment in the first three quarters of 2009.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	6

Production in South East Asia at the Wenchang field was lower in the first quarter of 2010 compared with 2009 due to normal reservoir declines.

Natural Gas Production

Natural gas production decreased by 27.5 mmcf/day or 5% in the first quarter of 2010 compared with the first quarter of 2009 due to lower capital expenditures on drilling and tie-ins, flowline restrictions and general reservoir decline.

2010 Production Guidance			Actual Production
		Guidance 2010	Three months ended Mar. 31 2010	Year ended Dec. 31 2009
Crude oil & NGL	(mbbls/day)
Light crude oil & NGL		90 – 98	85	89
Medium crude oil		27 – 30	25	25
Heavy crude oil & bitumen		104 – 114	99	102

		221 – 242	209	216
Natural gas	(mmcf/day)	510 –530	524	542
Total barrels of oil equivalent	(mboe/day)	306 – 330	296	307

Issues during the supplier’s turnaround resulted in the GSF Grand Banks drilling rig being returned to Husky 75 days later than anticipated which resulted in drilling activities for North Amethyst being delayed as a result of the late delivery and subsequent harsh weather. Production at North Amethyst is now expected to commence in early May 2010 at an initial rate of 2 mbbls/day net to Husky’s 68.75% working interest and is planned to ramp up throughout the remainder of the year to a target of approximately 25 mbbls/day at the end of the fourth quarter. Heavy oil production is behind plan due mainly to weather and servicing issues. Natural gas production is within guidance.

Royalties

In the first quarter of 2010, royalty rates averaged 19% as a percentage of gross revenue compared with 16% in 2009. Royalty rates in Western Canada averaged 15%, up from 13% in the first quarter of 2009 and for the East Coast of Canada rates averaged 28% compared with 24% in the first quarter of 2009. The increase in royalty rates in Western Canada and the East Coast is reflective of the increase in commodity prices in the first quarter of 2010 compared to the same period of 2009. Royalty rates in Wenchang averaged 23% compared with 9% in the first quarter of 2009. The royalty rate for Wenchang has increased due to the sliding scale royalty clause in the Production Sharing Contract (“PSC”) that results in higher rates in higher commodity price environments.

Operating Costs

	Three months ended March 31
(millions of dollars)	2010	2009
Western Canada	$300	$299
East Coast Canada	38	36
International	4	5

Total	$342	$340

Unit operating costs ($/boe)	$12.81	$11.10

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	7

Total upstream operating costs of $342 million are consistent with the first quarter of 2009. Total upstream unit operating costs in the first quarter of 2010 averaged $12.81/boe compared with $11.10/boe in the first quarter of 2009, as a result of lower production in the first quarter of 2010 compared to the same period in 2009.

Operating costs in Western Canada of $300 million were consistent with the first quarter of 2009. Unit operating costs averaged $14.17/boe in the first quarter compared with $13.48/boe in the same period in 2009 primarily as a result of lower production in the first quarter of 2010 compared with the same period in 2009. Maturing fields in Western Canada require increasing amounts of infrastructure including more wells, facilities associated with enhanced recovery schemes, more extensive pipeline systems, crude and water trucking and more complex natural gas compression systems. Husky is focused on managing operating costs associated with the increased infrastructure through cost reduction and efficiency initiatives and keeping infrastructure fully utilized.

Operating costs at the East Coast offshore operations averaged $8.24/boe in the first quarter of 2010 compared with $4.86/boe in 2009 primarily as a result of lower production in the first quarter of 2010 compared with the same period in 2009.

Operating costs at the South China Sea offshore operations averaged $4.11/boe in the first quarter of 2010 compared with $4.94/boe in the same period in 2009, as a result of fewer workovers and lower maintenance costs in the first quarter of 2010.

Unit Depletion, Depreciation and Amortization (“DD&A”)

In the first quarter of 2010, total unit DD&A averaged $14.10/boe compared with $12.06/boe in the first quarter of 2009. The higher DD&A rate in 2010 was primarily due to a higher full cost base in 2010 compared with the same period in 2009, primarily as a result of dry hole costs and relinquished blocks in China.

Upstream Capital Expenditures

In the first quarter of 2010, upstream capital expenditures were $682 million, 28% of the 2010 capital expenditure guidance. At North Amethyst, drilling operations were delayed due to the late arrival of the GSF Grand Banks drilling rig. Husky’s major international projects remain on schedule. Upstream capital expenditures were $424 million (62%) in Western Canada, $150 million (22%) offshore the East Coast of Canada, $106 million (16%) in South East Asia and $2 million (less than 1%) offshore Greenland.

Capital Expenditures Summary (1)	Three months ended March 31
(millions of dollars)	2010	2009
Exploration
Western Canada	$117	$68
East Coast Canada and Frontier	59	52
Northwest United States	—	5
International	107	106

	283	231

Development
Western Canada	307	281
East Coast Canada	91	156
International	1	—

	399	437

	$682	$668

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	8

The following table discloses the number of gross and net exploration and development wells Husky completed in Western Canada and the oil sands during the periods indicated:

Western Canada and Oil Sands Wells Drilled	Three months ended March 31
	2010		2009
	Gross	Net	Gross	Net
Exploration Oil	21	19	2	2
Gas	17	15	22	18
Dry	7	7	5	5

	45	41	29	25

Development Oil	205	179	75	71
Gas	15	9	77	49
Dry	6	5	4	4

	226	193	156	124

Total	271	234	185	149

Western Canada

During the first quarter of 2010, Husky invested $424 million on exploration and development throughout the Western Canada Sedimentary Basin compared with $349 million in the first quarter of 2009. Of this, $203 million was invested on oil development and $31 million was invested on natural gas development compared with $127 million for oil development and $93 million for natural gas development in the first quarter of 2009. The Company drilled 41 net wells in the basin resulting in 19 net oil wells and 15 net natural gas wells compared with 2 net oil wells and 18 net natural gas wells in the first quarter of 2009. In addition, $26 million was spent on production optimization and operating cost reduction initiatives. Capital expenditures on facilities, land acquisition and retention and environmental protection amounted to $63 million. During the first quarter of 2010, capital expenditures on oil sands projects were $23 million and $4 million was spent on property acquisitions.

Husky’s exploration program is conducted in various regions along the foothills and northern plains of Alberta and British Columbia and in the deep basin region of Alberta. In the first quarter of 2010, $53 million was invested on exploration activities in these natural gas prone areas, approximately 80% of which was invested on gas resource plays. During this period, 2.0 net exploration wells in the Bivouac gas resource play area were drilled resulting in 2.0 net gas wells. In addition, the Company participated in a 0.2 net conventional exploration well that resulted in a gas well. At March 31, 2010 Husky was drilling 4.0 net wells and had interests in 0.9 net exploration wells that were drilling in these regions. An additional $21 million was spent during the first quarter of 2010 on follow-up development in these regions including tie-ins, facility installation and development drilling.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	9

The following table discloses Husky’s offshore and international drilling activity during the quarter:

Offshore and International Drilling Activity
Canada - East Coast
Glenwood H-69	WI 100%	Stratigraphic test	Exploratory

South East Asia - China
Liuhua 29-1-1 Block 29/26	WI 100% (1)	Stratigraphic test	Exploratory
Liuhua 34-2-2 Block 29/26	WI 100% (1)	Stratigraphic test	Delineation
Liwan 3-3-1 Block 29/26	WI 100% (1)	Stratigraphic test	Exploratory
HZ 8-1-1 Block 04/35	WI 100% (1)	Stratigraphic test	Exploratory

(1)	CNOOC has the right to participate in development of discoveries up to 51%.

East Coast Development

During the first quarter of 2010, $91 million was invested for East Coast development projects primarily for the North Amethyst and West White Rose satellite tie-back development projects, including drilling operations at North Amethyst and completion of facilities construction and installation. At West White Rose, capital expenditures focused on advancing engineering design and planning.

East Coast Exploration

During the first quarter of 2010, Husky spent $59 million primarily on the Glenwood H-69 exploration well northwest of the White Rose field and geological and geophysical data and studies.

Offshore China and Indonesia

During the first quarter of 2010, $106 million was spent on offshore projects in China, including the drilling of Liuhua 29-1-1 exploration well, the appraisal drilling program of Liuhua 34-2 field, one exploration well on the deepwater Block 29/26 and ongoing drilling of an exploration well on Block 04/35 in the South China Sea.

2010 Upstream Capital Program (1)
(millions of dollars)
Western Canada - oil and gas	$1,200
- oil sands	85
East Coast Canada	485
International	660

Total upstream capital expenditures	$2,430

(1)	Excludes capitalized administrative costs and capitalized interest.

The 2010 capital budget has been established with a view to enable Husky to maintain production levels and support its medium and long-term growth strategies. Capital expenditures are focused on those projects offering the highest potential for returns.

Capital expenditures for Western Canada upstream development and exploration will focus on heavy oil properties, enhanced oil recovery projects and unconventional gas holdings. Capital spending on oil sands is primarily focused on development at Sunrise.

Offshore the East Coast of Canada, spending is concentrated on the drilling of development wells at North Amethyst.

In South East Asia, capital spending is focused on continuing the development of the Liwan Gas Project and the recently discovered Liuhua gas fields, and exploration and development programs offshore China and Indonesia.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	10

3.2 Midstream

Upgrading Net Earnings Summary		Three months ended March 31
(millions of dollars, except where indicated)		2010	2009
Gross revenues		$508	$313
Gross margin		$90	$112
Operating and administration expenses		50	54
Other income		(1)	(1)
Depreciation and amortization		9	8
Income taxes		9	15

Net earnings		$23	$36

Selected operating data:
Upgrader throughput (1)	(mbbls/day)	82.1	76.2
Synthetic crude oil sales	(mbbls/day)	68.6	61.0
Upgrading differential	($/bbl)	$12.54	$16.74
Unit margin	($/bbl)	$14.62	$20.53
Unit operating cost (2)	($/bbl)	$6.77	$7.88

(1)	Throughput includes diluent returned to the field.
(2)	Based on throughput.

The upgrading business segment adds value by processing heavy sour crude oil into high value synthetic crude oil and low sulphur distillates. The upgrader profitability is primarily dependent on the differential between the cost of heavy crude feedstock and the sales price of synthetic crude oil.

During the first quarter of 2010, the upgrading differential averaged $12.54/bbl, a decrease of $4.20/bbl or 25% compared with the first quarter of 2009. The differential is equal to Husky Synthetic Blend, which sells at a premium to WTI, less Lloyd Heavy Blend. The overall unit margin decreased to $14.62/bbl in the first quarter of 2010 from $20.53/bbl in the same period in 2009 primarily as a result of significantly narrower heavy to light crude oil price differentials. This decrease was partially offset by lower unit operating costs and higher sales volumes in the first quarter of 2010 compared with the first quarter of 2009.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	11

Infrastructure and Marketing Net Earnings Summary		Three months ended March 31
(millions of dollars, except where indicated)		2010	2009
Gross revenues		$2,087	$2,035

Gross margin - pipeline		$32	$32
- other infrastructure and marketing		81	74

		113	106
Operating and administration expenses		5	4
Depreciation and amortization		10	9
Other expenses		31	15
Income taxes		18	22

Net earnings		$49	$56

Selected operating data:
Commodity volumes managed	(mboe/day)	936	1,110
Aggregate pipeline throughput	(mbbls/day)	524	529

Infrastructure and marketing net earnings in the first quarter of 2010 were $49 million compared with $56 million in the first quarter of 2009. Increased margins on other infrastructure and marketing were the result of higher realized natural gas storage profits and higher commodity trading margins. Other expenses in the first quarter of 2010 include unrealized losses of $29 million on natural gas storage contracts resulting from changes in the fair value of natural gas forward purchase and sale contracts compared with $15 million in the first quarter of 2009.

Crude oil and NGL volumes managed have declined due to reduced production at White Rose post 2009 turnaround and natural gas volumes managed have declined due to lower drilling and tie in rates combined with well shut-ins initiated in response to lower natural gas prices.

Midstream Capital Expenditures

In the first quarter of 2010, midstream capital expenditures totalled $12 million. At the Lloydminster upgrader, Husky spent $9 million, primarily for equipment upgrades and plant reliability projects. The remaining $3 million was spent on the acquisition of equipment used for sulphur operations.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	12

3.3 Downstream

Canadian Refined Products Net Earnings Summary		Three months ended March 31
(millions of dollars, except where indicated)		2010	2009
Gross revenues		$606	$488

Gross margin - fuel		$18	$34
- ethanol		22	6
- asphalt		10	36
- ancillary		11	9

		61	85
Operating and administration expenses		25	19
Depreciation and amortization		26	23
Income taxes		3	13

Net earnings		$7	$30

Selected operating data:
Number of fuel outlets		470	490
Light oil sales	(million litres/day)	7.6	7.6
Light oil retail sales per outlet	(thousand litres/day)	13.5	12.5
Prince George refinery throughput	(mbbls/day)	9.7	10.6
Asphalt sales	(mbbls/day)	18.7	21.7
Lloydminster refinery throughput	(mbbls/day)	27.0	28.8
Ethanol production	(thousand litres/day)	720.6	604.3

Canadian Refined Products

Gross margin on fuel sales was lower in the first quarter of 2010 compared to 2009 due to lower unit margins as a result of low market prices for products combined with increases in crude feedstock costs.

The higher ethanol gross margin in the first quarter of 2010 was due to higher production and sales combined with the receipt of funds earned under government incentive programs designed to offset production costs. Ethanol production in the first quarter of 2010 was 19% higher than in the same period in 2009 due to improved operational performance at the Lloydminster plant. Included in ethanol gross margin in the first quarter of 2010 is $17 million related to government assistance grants compared with $11 million in the first quarter of 2009.

Asphalt gross margins decreased in the first quarter of 2010 compared with 2009 as a result of lower volumes combined with lower product margins. In 2010, relatively stable crude feedstock prices compared with rapidly declining prices in the first quarter of 2009 resulted in lower product margins. Asphalt sales volumes have decreased in the first quarter of 2010 compared with the same period in 2009 as production was reduced due to the low netback available for winter sales into the U.S. wholesale market.

Operating costs have increased in the first quarter of 2010 compared with the same period in 2009 due primarily to higher materials and servicing costs.

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U.S. Refining and Marketing Net Earnings Summary		Three months ended March 31
(millions of dollars, except where indicated)		2010	2009
Gross revenues		$1,719	$1,128

Gross refining margin		$97	$218
Processing costs		92	117
Operating and administration expenses		2	2
Interest - net		1	1
Depreciation and amortization		46	50
Other expense		2	12
Income taxes (recoveries)		(17)	13

Net earnings (loss)		$(29)	$23

Selected operating data:
Lima Refinery throughput	(mbbls/day)	141.7	136.4
Toledo Refinery throughput	(mbbls/day)	68.0	60.8
Refining margin	($/bbl crude throughput)	$5.12	$12.86
Refinery feedstocks and refined products inventory	(mmbbls)	11.5	12.1

U.S. Refining and Marketing

U.S. Refining and Marketing earnings have decreased in the first quarter of 2010 compared with the first quarter of 2009 as a result of lower product margins due to lower market crack spread offsetting increased production and sales volumes. The 20% strengthening of the Canadian dollar against the U.S. dollar compared with the first quarter of 2009 has had a negative impact on the translation of U.S. dollar results into Canadian dollars.

Processing costs have decreased in the first quarter of 2010 compared with the same period in 2009 primarily due to a catalyst change-out that occurred in the first quarter of 2009 combined with lower energy costs.

Downstream Capital Expenditures

In the first quarter of 2010, downstream capital expenditures totalled $38 million.

In Canada, capital expenditures totalled $16 million primarily for upgrades and environmental protection at the retail outlets, refineries and ethanol plants.

In the United States, capital expenditures totalled $22 million. At the Lima Refinery, $16 million was spent on various debottleneck projects, optimizations and environmental initiatives. At the BP-Husky Toledo Refinery, capital expenditures totalled $6 million (Husky’s 50% share) primarily for engineering work on the Continuous Catalyst Regeneration Reformer Project, facility upgrades and environmental protection.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	14

3.4 Corporate

Corporate Summary	Three months ended March 31
(millions of dollars) income (expense)	2010	2009
Intersegment eliminations - net	$(25)	$(39)
Administration expense	(11)	(8)
Other expense	(1)	(16)
Stock-based compensation	—	4
Depreciation and amortization	(19)	(9)
Interest - net	(48)	(37)
Foreign exchange	1	33
Income taxes	47	44

Net loss	$(56)	$(28)

The corporate segment reported a loss of $56 million in the first quarter of 2010 compared with a loss of $28 million in the first quarter of 2009. Foreign exchange gains decreased by $32 million to $1 million in the first quarter of 2010 as a result of Husky’s efforts to mitigate exposure to foreign exchange volatility. The decrease in stock-based compensation recoveries in the first quarter is due to the relatively flat share price in 2010 compared with the same period in 2009.

Net interest expense increased in the first quarter primarily due to higher debt levels compared to the same period in 2009.

The increase in depreciation and amortization was a result of adjustments to the book value of legacy sites that have been deemed inactive. In the first quarter of 2009, other expense was impacted by additional insurance costs of $5 million and realized losses on forward purchases of U.S. dollars of $9 million.

Foreign Exchange Summary	Three months ended March 31
(millions of dollars)	2010		2009
(Gain) loss on translation of U.S. dollar denominated long-term debt		$(65)		$32
(Gain) loss on cross currency swaps		11		(12)
(Gain) loss on contribution receivable		39		(42)
Other (gains) losses		14		(11)

Foreign exchange gain		$(1)		$(33)

U.S./Canadian dollar exchange rates:
At beginning of period	U.S. $	0.956	U.S. $	0.817
At end of period	U.S. $	0.985	U.S. $	0.794

Corporate Capital Expenditures

In the first quarter of 2010, corporate capital expenditures of $2 million were primarily for computer hardware and software, office furniture, renovations and equipment and system upgrades.

Consolidated Income Taxes

During the first quarter of 2010, consolidated income tax expense was $109 million compared with $105 million in the same period in 2009. Current taxes in the first quarter of 2010 decreased compared with the first quarter of 2009 due to a decrease in partnership deferred revenue taxable in 2010.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	15

Cash taxes paid in the first quarter of 2010 were $599 million compared to $697 million in the first quarter of 2009, of which $509 million relates to final installments paid in respect of 2008 earnings, included in current liabilities at December 31, 2009, and $90 million relating to instalments paid in respect of 2009 earnings. Further cash tax instalments in respect of 2009 earnings are estimated to be approximately $210 million.

4.	Liquidity and Capital Resources

In the first quarter of 2010, Husky funded its capital programs and dividend payments by cash generated from operating activities, cash on hand and long-term debt issuance. Husky maintained its strong financial position with debt of $3,837 million partially offset by cash on hand of $502 million for $3,335 million of net debt. Husky has no long-term debt maturing until 2012. At March 31, 2010, the Company had $1.5 billion in unused committed credit facilities, $150 million in unused short-term uncommitted credit facilities and unused capacity under the debt shelf prospectuses filed in Canada and the U.S. in 2009 of $300 million and U.S. $1.5 billion, respectively. (Refer to Section 4.4).

Cash Flow Summary	Three months ended March 31
(millions of dollars, except ratios)	2010	2009
Cash flow - operating activities	$597	$235
- financing activities	$474	$(128)
- investing activities	$(961)	$(925)
Financial Ratios
Debt to capital employed (percent)	21.0	13.5
Debt to cash flow (times) (1)	1.4	0.5
Corporate reinvestment ratio (percent) (1) (2)	98	77
Interest coverage ratios on long-term debt only (1) (3)
Earnings	10.1	32.0
Cash flow	16.1	50.2
Interest coverage ratios on total debt (1) (4)
Earnings	9.9	30.5
Cash flow	15.8	47.8

(1)	Calculated for the 12 months ended for the dates shown.
(2)	Reinvestment ratio is based on net capital expenditures including corporate acquisitions.
(3)

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before interest expense on long-term debt and current income taxes divided by interest expense on long-term debt and capitalized interest. Long-term debt includes the current portion of long-term debt.

(4)

Interest coverage on total debt on an earnings basis is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is equal to cash flow from operating activities before interest expense on total debt and current incomes taxes divided by interest expense on total debt and capitalized interest. Total debt includes short and long-term debt.

4.1 Operating Activities

In the first quarter of 2010, cash generated from operating activities amounted to $597 million compared with $235 million in the first quarter of 2009. Higher cash flow from operating activities was primarily due to higher realized crude oil prices and lower cash taxes partially offset by lower production, lower realized natural gas prices and lower downstream product margins.

4.2 Financing Activities

In the first quarter of 2010, cash provided by financing activities was $474 million compared with cash used in financing activities of $128 million in the first quarter of 2009. Medium-term notes totalling $700 million were issued in March 2010. The debt issuances and repayments presented in the Consolidated Statements of Cash Flows include multiple drawings and repayments under revolving debt facilities.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	16

4.3 Investing Activities

In the first quarter of 2010, cash used in investing activities amounted to $961 million compared with $925 million in the first quarter of 2009. Cash invested in both periods was used primarily for capital expenditures and acquisitions.

4.4 Sources of Capital

Husky is currently able to fund its capital programs, non-cancellable contractual obligations and other commercial commitments principally by cash generated from operating activities, the issuance of long-term debt and committed credit facilities. The Company also maintains access to sufficient capital via debt markets commensurate with the strength of its balance sheet. The Company is continually examining its options with respect to sources of long and short-term capital resources to ensure it retains financial flexibility.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2010, working capital was $1,236 million compared with $726 million at December 31, 2009.

Capital Structure	March 31, 2010
(millions of dollars)	Outstanding	Available
Total short-term and long-term debt	$3,837	$1,669
Common shares, retained earnings and accumulated other comprehensive income	$14,458

At March 31, 2010, Husky had unused committed long and short-term borrowing credit facilities totalling $1.5 billion. A total of $126 million of the Company’s short-term borrowing credit facilities was used in support of outstanding letters of credit.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility available of $10 million for general purposes. The Company’s proportionate share is $5 million.

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25-month period that the shelf prospectus is effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of March 31, 2010, $1.5 billion of long-term notes had been issued under this shelf prospectus. On December 21, 2009, Husky filed an additional debt shelf prospectus with the Alberta Securities Commission that enables Husky to offer up to $1 billion of medium-term notes in Canada until January 21, 2012. During the 25-month period that the shelf prospectus is effective, medium-term notes may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of March 31, 2010, $300 million of 3.75% notes due March 12, 2015 and $400 million of 5.00% notes due March 12, 2020 had been issued under this shelf prospectus. (Refer to Note 6 to the Consolidated Financial Statements).

4.5 Credit Ratings

Husky’s credit ratings are available in its Annual Information Form at www.sedar.com. Subsequent to filing Husky’s Annual Information Form, Moody’s Investor Service affirmed its Baa2 rating on Husky’s senior unsecured debt, but lowered its rating outlook from “stable” to “negative”.

4.6 Contractual Obligations and Commercial Commitments

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable. Refer to Husky’s 2009 annual MD&A under Section 8.3, “Cash Requirements,” which summarizes contractual requirements and commercial commitments as at December 31, 2009. During the first quarter of 2010, the Company issued $300 million in medium-term notes due March 12, 2015 at 3.75% per annum, payable semi-annually and $400 million in medium-term notes due March 12, 2020 at 5.00% per annum, payable semi-annually.

During the first quarter of 2010, the Company increased its unconditional purchase obligations by $1,000 million; $279 million in 2010, $96 million in 2011/2012, $500

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	17

million in 2013/2014 and $125 million thereafter. The purchase obligations are related to the Company’s East Coast operations ($250 million), and refined product purchases ($750 million).

The Terra Nova oil field is divided into three distinct areas known as the Graben, the East Flank and the Far East. Husky currently holds a combined 12.51% working interest in the field, subject to redetermination. The process of working interest redetermination is before an arbitrator who is expected to make a decision by the third quarter of 2010. Arbitration will result in Husky’s combined working interest ranging between 10.58% and 15.15%, with a pre-tax earnings impact ranging between a loss of $150 million and a gain of $250 million. At this time, the outcome of the arbitration process is not reasonably determinable therefore no amount has been reflected in the Consolidated Financial Statements as at March 31, 2010.

4.7 Off Balance Sheet Arrangements

Husky does not utilize off balance sheet arrangements with unconsolidated entities.

4.8 Transactions with Related Parties

On May 11, 2009, the Company issued 5 and 10-year senior notes of U.S. $251 million and U.S. $107 million respectively to certain management, shareholders, affiliates and directors as part of the U.S. $1.5 billion 5 and 10-year senior notes issued through the existing base shelf prospectus, which was filed with the U.S. Securities and Exchange Commission in February 2009. Subsequent to this offering, U.S. $22 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. The coupon rates offered were 5.90% and 7.25% for the 5 and 10-year tranches respectively. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At March 31, 2010, the senior notes were included in long-term debt on the Company’s balance sheet.

TransAlta Power, L.P. (“TAPLP”) is under the indirect control of one of Husky’s principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. (“TACLP”) which is the Company’s joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For the three months ended March 31, 2010, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $28 million.

5. Capability to Deliver Results and the Strategic Plan

Husky’s capacity to deliver results and the strategic plan are described in the Company’s annual MD&A and also in its Annual Information Form that are available from www.sedar.com and www.sec.gov.

In summary, Husky’s current strategy is to continue to exploit oil and gas assets in Western Canada while expanding into new areas with large scale sustainable growth potential. The Company’s plans include projects in Canada (the Alberta oil sands and the basins offshore Canada’s East Coast), Asia (the South China Sea, the Madura Strait and the East Java Sea), and offshore Greenland. In the midstream and downstream sectors, Husky is enhancing performance and maximizing the value chain through integrating its businesses, optimizing plant operations and expanding plant and infrastructure.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	18

6.	Key Growth Highlights

The 2010 capital program has been established with a view of maintaining the strength of Husky’s balance sheet and taking advantage of opportunities as economic conditions improve and financial uncertainty abates. Capital expenditures will be focused on those projects offering the highest potential for returns and mid to long-term growth.

Upstream

East Coast Canada and Greenland

White Rose Development Projects

Drilling in the North Amethyst satellite subsea tie-back resumed with the return of the GSF Grand Banks drilling rig. As of March 31, 2010, the first production well was drilled to total depth and completion activities commenced. Production from North Amethyst is targeted to come on stream in the second quarter of 2010.

In late March, Husky entered into a two-year contract extension for the semi-submersible drilling rig, GSF Grand Banks. The rig has been used for development drilling at both the main White Rose field and at North Amethyst. The new contract will expire in January 2013. A total of twelve wells are currently planned for North Amethyst, including five production wells, six water injection wells and a gas injection well. During 2010, two production wells and two water injection wells are expected to be completed.

East Coast Canada Exploration

Husky continues to evaluate its exploration opportunities offshore Newfoundland and Labrador and in January 2010 spudded the Glenwood H-69 exploration well northwest of the White Rose field. The well was suspended in March and evaluation of the well data is underway.

In February 2010, the Canada-Newfoundland and Labrador Offshore Petroleum Board (“C-NLOPB”) issued a significant discovery licence for the Mizzen prospect. The deepwater Mizzen O-16 well was drilled in late 2009. Husky has a 35% working interest in the well.

Husky plans to conduct seismic acquisition surveys offshore Labrador and in the Sydney Basin between Newfoundland and Nova Scotia in the summer of 2010. The surveys are planned to evaluate exploration rights acquired during land sales in 2008. Public consultations related to the environmental assessment process were carried out in late 2009 and early 2010.

Offshore Greenland

Evaluation of a 7,000 kilometre 2-D seismic program acquired in the third quarter of 2008 on Blocks 5 and 7 is complete. Evaluation of an airborne gravity and magnetics survey that was acquired in the second quarter of 2009 is nearing completion. Husky is the operator and holds an 87.5% interest in these two blocks. Husky also holds a 43.75% working interest in Block 6 where 3,000 kilometres of 2-D seismic was acquired in the third quarter of 2008. In November 2009, Husky completed the acquisition of a 2,200 square kilometre 3-D seismic program over Block 7 and Block 5. This survey is the first 3-D seismic survey conducted offshore Greenland and utilizes a new dual-sensor “Geostreamer” technology.

South East Asia

Offshore China Exploration and Delineation

Liwan 3-1 is the first deepwater development offshore project in China. Following field delineation of the Liwan 3-1 natural gas field, Husky submitted the Original Gas In-Place report to the Government of China in late 2009 and expects to receive approval by mid 2010. The Overall Development Plan is currently being prepared with the aim of submitting it to the Government of China later in 2010. Liwan 3-1 front end engineering design (“FEED”) is completed with first production targeted in 2013.

The Liwan 3-1 natural gas field, which is located approximately 300 kilometres southeast of Hong Kong, will use a subsea production system connected to a central shallow water platform by flow lines. The platform will be connected by pipeline to an onshore gas plant with access to the energy markets of Hong Kong and Guangdong province on the China mainland. Husky and development partner, China National Offshore Oil Corporation (“CNOOC”), have established a joint marketing group for the sale of Liwan 3-1 natural gas and associated natural gas liquids. The Liuhua 34-2 and Liuhua 29-1 discoveries will be tied into the proposed Liwan 3-1 shallow water infrastructure.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	19

In January 2010, the West Hercules drilled a significant new natural gas discovery at Liuhua 29-1, approximately 43 kilometres to the northeast of the Liwan 3-1 field. The well tested natural gas at an equipment restricted rate of 57 mmcf/day, with indications that future well deliveries could exceed 90 mmcf/day. In February 2010, the West Hercules drilled the Liuhua 34-2-2 delineation well, which was abandoned without testing. The West Hercules completed drilling the Liwan 3-3-1 exploration well, which resulted in a non-commercial gas discovery in April 2010. The drilling rig returned to the Liuhua 29-1 discovery to begin delineation drilling.

An exploration well, HZ 8-1-1, was spud in March 2010 in Block 04/35 in the East China Sea. Drilling operations were completed in April and the exploration well was abandoned without testing. On Block 63/05 in the Qiongdongnan Basin, 50 kilometres south of Hainan Island, existing 2-D seismic has been interpreted and plans are in place to acquire 330 square kilometres of 3-D seismic during the second quarter of 2010.

Indonesia Exploration and Development

The Madura BD field development plan has been approved by the Government of Indonesia and Husky, together with the operator CNOOC, continues to await approval of an extension to the PSC, which expires in October 2012. Engineering work has been tendered and commenced.

During the fourth quarter of 2009, Husky acquired 1,020 kilometres of new 2-D seismic on the North Sumbawa II Block. Husky plans to use this data to define exploration prospects that are planned for drilling in 2011. Husky holds a 100% interest in the North Sumbawa II Block, comprising 5,000 square kilometres in the East Java Sea.

Heavy Oil and Oil Sands

Sunrise Oil Sands Integrated Project

Husky and BP continue to advance the development of the Sunrise project in multiple stages (Husky 50% interest). Bitumen production from phase one (planned at 60 mbbls/day) is expected to commence approximately four years after project sanction and total gross production is currently planned to increase to 200 mbbls/day, subject to project sanction and market conditions. During the first quarter of 2010, Husky issued requests for proposals for the central plant and field facilities. A phase one sanction decision and subsequent contract award is expected in late 2010.

Tucker Oil Sands Project

Three new well pairs were drilled and completed in the first quarter of 2010. Facilities fabrication and field construction are underway to enable steam injection by the third quarter of 2010 with production expected to begin to increase by late fourth quarter 2010. During the second quarter of 2010, the plant will be shut down for a month for planned maintenance. Regulatory approval for an additional sixteen well pairs has been received and drilling has commenced on the first nine well pairs in this program. Applications are proceeding for additional drilling and field development in 2010.

McMullen

Husky’s development of the McMullen property, which is located in the west central region of the Athabasca oil sands of northern Alberta, involves a cold production project and plans for a thermal pilot project. During the first quarter of 2010, Husky drilled 33 wells in the cold production area and equipped 24 wells for production. As a result, cold production from the property has increased from an average of 300 bbls/day in December 2009 to an average of 1,100 bbls/day in March 2010. April full month production is expected to be 1,800 – 2,000 bbls/day.

Non-Thermal Enhanced Oil Recovery

In the Lloydminster heavy oil producing area, Husky continues to test various non-thermal enhanced recovery techniques. Operations continue at the Company’s first cold enhanced pilot project where seven successful injection/production cycles have been completed. Husky’s second pilot project, which utilizes CO2, continued to operate throughout the quarter with promising initial results in the first production cycle. Both pilots continue to provide insight into reservoir response and process economics.

Western Canada (excluding Heavy Oil and Oil Sands)

Gas Resource Plays

Husky continues to build its gas resource play inventory and now has 946,000 acres in its portfolio from nine resource plays. In the first quarter, Husky acquired 22 sections of additional land in the Komie area of the Horn River shale gas play located in northeast British Columbia, adjacent to 24 sections of existing land. Husky captured seven sections in the South Bivouac area which increases Husky’s holdings in the Jean Marie/Kakisa plays to 629,700 acres. In the first quarter, seven wells were drilled by Husky in the Bivouac area and two wells were drilled in the Ansell area.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	20

Oil Resource Plays

Oil resource play evaluation and testing activity continued in Western Canada. In the first quarter, eight Redwater Viking wells were brought onto production.

Coal Bed Methane

In the first quarter of 2010, Husky drilled 2 gross (1 net) wells, completed 6 gross (3 net) wells, and tied in 2 gross (1 net) wells that were drilled in late 2009 and plans to tie in an additional 4 gross (2 net) wells in the second quarter of 2010 to maintain production in this area. Additionally, Husky plans to recomplete 15 gross (7.5 net) shut-in conventional natural gas wells to the Horseshoe Canyon coal formation.

Northeastern British Columbia Conventional Exploration

In the Bullmoose – Sukunka region of Northeastern British Columbia, Husky is participating in the Belcourt formation exploration well (42% WI), which is expected to be completed in the third quarter of 2010. Husky’s gas production from this region has reached approximately 30 mmcf/day.

Alkaline Surfactant Polymer Floods

Husky’s Alkaline Surfactant Polymer (“ASP”) Enhanced Oil Recovery Program includes ASP developments at Fosterton and Bone Creek, Saskatchewan and operating ASP projects at Gull Lake, Saskatchewan and Warner and Crowsnest, Alberta. In addition, Husky holds a 20.3% non-operating working interest in the Instow, Saskatchewan ASP flood, in which oil response continues to increase in line with expectations. The Warner chemical injection has been increased following the successful drilling of two infill wells in the fourth quarter and injection is expected to continue through to 2012. Husky completed the Alkaline Surfactant portion of the injection scheme at the Crowsnest project in December 2009. Incremental recovery continues to increase according to plan. The Gull Lake project was completed and started Alkaline Polymer injection on schedule in June 2009. Full ASP injection began in December 2009 and the facility is pumping at full capacity. Initial ASP response is expected in late 2010. The Fosterton ASP reservoir and detailed facility design is near completion. Upon project approval, the long lead facility equipment is expected to be ordered in late 2010. Facility construction is expected to commence in 2011 with an expected start up in 2012. Husky is the operator and holds a 62.4% working interest in this project.

United States

Husky is currently evaluating its Columbia River Basin holdings in Washington and Oregon. The results of the Grey 31-23 well, which was drilled in 2009, will be incorporated into this study. Husky holds up to a 50% working interest in this area.

Downstream

Lima, Ohio Refinery

The reconfiguration of the Lima, Ohio Refinery that is intended to increase processing capacity of heavier, less costly, crude oil feedstock, continues to be on hold pending an improvement in the light/heavy crude oil differential outlook. FEED has now begun on a 20,000 bbl/day kerosene hydrotreater, which will improve distillate production capability and flexibility at the Lima Refinery, and is expected to be completed in the first quarter of 2011. A turnaround operation is planned for fall 2010 on the fluid catalytic cracker and coker units where several major environmental and reliability projects will be installed.

Toledo, Ohio Refinery

Husky and its partner, BP, have announced the sanction of the Continuous Catalyst Regeneration Reformer Project at the Toledo, Ohio refinery. The project will improve the efficiency and competitiveness of the refinery by reducing energy consumption and lowering operating costs with the replacement of two naphtha reformers and one hydrogen plant with one 42,000 bbls/day continuous catalyst regeneration reformer system plant.

The refinery continues to advance a multi-year program to improve operational integrity and plant performance and reduce operating costs and environmental impacts.

Retail

In 2009, Husky entered into an agreement to purchase 98 retail outlets in the southern Ontario region. The first site was rebranded and transferred to Husky in March 2010, with the remainder to be transferred between April and November 2010.

7.	Risk Management

Husky is exposed to market risks and various operational risks. For a detailed discussion of these risks, see the Company’s 2009 Annual Information Form filed on the Canadian Securities Administrator’s website,

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	21

www.sedar.com, the Securities and Exchange Commission’s website www.sec.gov, or Husky’s website www.huskyenergy.com.

Husky is exposed to risk factors associated with operating in developing countries, as well as political and regulatory instability. The Company maintains close contact with governments in the areas within which it operates.

Husky’s financial risks are largely related to commodity prices, refinery crack spreads, exchange rates, interest rates, credit risk, changes in fiscal policy related to royalties and taxes and others. From time to time, Husky uses financial and derivative instruments to manage its exposure to these risks.

In June 2009, the United States House of Representatives passed the Waxman-Markey American Clean Energy and Security Act, which requires a 17% reduction of greenhouse gas emissions from 2005 levels by 2020 and an 80% reduction by 2050. The bill also sets a system of permitting under which regulated industries would need to acquire sufficient allowances for their emissions. In September 2009, the Kerry-Boxer Clean Energy Jobs and American Power Act, which increases the required reduction of greenhouse gases to 20% by 2020, was introduced in the United States Senate. Each bill requires further legislative approvals before becoming law and their respective scope and requirements could be changed through this process before receiving final approval. The United States Environmental Protection Agency (“EPA”) has also indicated its intention to regulate greenhouse gas emissions from certain large stationary sources, which may include Husky’s U.S. refineries, though the nature and application of these regulations are currently unclear. Husky’s operations may be impacted by whatever legislation emerges as law or by any such regulations issued by the EPA. Such legislation or regulation could require U.S. refining operations to significantly reduce emissions and/or purchase allowances, which may increase capital and operating expenditures.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production and develop reserves, to acquire strategic oil and gas assets, to repay maturing debt and to pay dividends. The Company’s upstream capital programs are funded principally by cash provided from operating activities and available credit facilities. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of long and short-term capital resources. Occasionally, the Company will hedge a portion of its production to protect cash flow in the event of commodity price declines.

Commodity Price Risk Management

Husky uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

At March 31, 2010, the Company had third party physical natural gas purchase and sale contracts and natural gas storage contracts. These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain of $11 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. Natural gas inventory held in storage relating to the natural gas storage contracts is recorded at fair value. At March 31, 2010, the fair value of the inventory was $87 million, resulting in a $41 million unrealized loss recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

At March 31 2010, the Company had third party crude oil purchase and sale contracts, which have been designated as a fair value hedge. These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized loss of $3 million has been recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income. The crude oil inventory held in storage is recorded at fair value. At March 31, 2010, the fair value of the inventory was $21 million, resulting in an unrealized loss of less than $1 million recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has entered into contracts for future crude oil purchases, whereby there is a requirement to pay the

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market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. The contracts have been recorded at fair value in accounts receivable and accrued liabilities. For the three months ended March 31, 2010, an unrealized loss of $1 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Interest Rate Risk Management

In the first three months of 2010, interest rate risk management activities resulted in a decrease to interest expense of $2 million.

At March 31, 2010, Husky had the following interest rate swaps in place:

•	U.S. $200 million of long-term debt whereby a fixed interest rate of 7.55% was swapped for rates ranging from LIBOR + 399 bps to LIBOR + 420 bps until November 15, 2016.

•	U.S. $300 million of long-term debt whereby a fixed interest rate of 6.20% was swapped for rates ranging from LIBOR + 255 bps to LIBOR + 275 bps until September 15, 2017.

•	U.S. $150 million of long-term debt whereby a fixed interest rate of 5.90% was swapped for rates ranging from LIBOR + 349 bps to LIBOR + 350 bps until June 15, 2014.

•	CAD $300 million of long-term debt whereby a fixed interest rate of 3.75% was swapped for rates ranging from CDOR + 0.80% to CDOR + 0.85% until March 12, 2015.

During the first quarter of 2010, these swaps resulted in an offset to interest expense amounting to $3 million.

Cross currency swaps resulted in an addition to interest expense of $2 million in the first three months of 2010.

Foreign Currency Risk Management

At March 31 2010, Husky had the following cross currency debt swaps in place:

•	U.S. $150 million at 6.25% swapped at $1.41 to $211 million at 7.41% until June 15, 2012.

•	U.S. $75 million at 6.25% swapped at $1.19 to $89 million at 5.65% until June 15, 2012.

•	U.S. $50 million at 6.25% swapped at $1.17 to $59 million at 5.67% until June 15, 2012.

•	U.S. $75 million at 6.25% swapped at $1.17 to $88 million at 5.61% until June 15, 2012.

At March 31, 2010, the cost of a U.S. dollar in Canadian currency was $1.0156.

Husky’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of the Company’s expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At March 31, 2010, 85% or $3.2 billion of Husky’s outstanding debt was denominated in U.S. dollars. The percentage of the Company’s debt exposed to the Cdn/U.S. exchange rate decreases to 75% when the cross currency swaps are considered.

As at March 31, 2010, the Company has designated U.S. $987 million of its U.S. debt as a hedge of the Company’s net investment in the U.S. refining operations, which are considered self-sustaining. In the first quarter of 2010, the unrealized foreign exchange gain arising from the translation of the debt was $26 million, net of tax expense of $4 million, which was recorded in Other Comprehensive Income.

Including cross currency swaps and the debt that has been designated as a hedge of a net investment, 49% of long-term debt is exposed to changes in the Cdn/U.S. exchange rate.

Husky holds 50% of a contribution receivable which represents BP’s obligation to fund capital expenditures of the Sunrise Oil Sands Partnership and a major portion of this receivable is denominated in U.S. dollars. Related gains and losses from changes in the value of the Canadian dollar versus the U.S. dollar are recorded in foreign exchange in current period earnings. At March 31, 2010, Husky’s share of this receivable was U.S. $1.3 billion including accrued interest. Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery and this contribution payable is denominated in U.S. dollars. Gains and losses from the translation of this obligation are recorded in Other Comprehensive Income

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as this item relates to a self-sustaining foreign operation. At March 31, 2010, Husky’s share of this obligation was U.S. $1.4 billion including accrued interest.

8.	Critical Accounting Estimates

Certain of Husky’s accounting policies require that it makes appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those accounting policies, please refer to Husky’s Management’s Discussion and Analysis for the year ended December 31, 2009 available at www.sedar.com.

9.	Accounting Policies

Recent Accounting Pronouncements

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582, “Business Combinations,” which will replace CICA Section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price.

Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA Section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests,” which will replace CICA Section 1600, “Consolidated Financial Statements.” Minority interest is now referred to as non-controlling interest (“NCI”), and is presented within equity. Under this new guidance, when there is a loss or gain of control, the Company’s remaining interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, at the time of acquisition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011.

The Company commenced its IFRS transition project in 2008, which includes four key phases: project engagement, policy diagnostic, solution development and implementation.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional IFRS transitional exemptions that will allow entities to allocate their oil and gas asset balances as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. Husky is also evaluating the use of other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

Assessments of impacts completed to date include property, plant, and equipment, foreign exchange,

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	24

revenue recognition, provisions and asset retirement obligations. The Company is completing its assessments on less critical IFRS transition issues. The Company has progressed in completing preliminary evaluations of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further evaluated throughout the implementation phase of the Company’s project. At this time, the impact on Husky’s financial position and results of operations is not reliably determinable or estimable. Husky expects that the areas of most significant impact will include property, plant, and equipment, foreign exchange and asset retirement obligations. The Company held training sessions for key finance and operational staff in 2009. Training sessions for all levels of the business have commenced with expected delivery throughout early 2010.

In 2010, the Company progressed work on its information systems in preparation for IFRS. The Company has completed its most significant information technology systems conversion for property, plant, and equipment in the first quarter of 2010. System initiatives for other areas of convergence including asset retirement obligations and foreign exchange are scheduled to be completed in the first half of 2010.

As initial/preliminary accounting policies are drafted by the Company, initiatives have commenced to incorporate conversion impacts into existing internal controls over financial reporting and disclosure controls and procedures. In the first quarter of 2010, the Company completed its risk assessment of key processes that will be impacted by IFRS. Internal control process documents are expected to be updated and implemented in the second half of 2010.

The IASB confirmed that no further significant changes to IFRS will be effective for the 2011 changeover to IFRS. The Company will continue to monitor any changes to IFRS that permit early adoption and will update its plan as necessary.

10.	Oustanding Share Data

(in thousands)	April 23 2010	December 31 2009
Issued and outstanding
Number of common shares	849,861	849,861
Number of stock options	27,853	28,399
Number of stock options exercisable	17,424	14,917

11.	Reader Advisories

This MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes.

Readers are encouraged to refer to Husky’s MD&A and Consolidated Financial Statements and 2009 Annual Information Form filed in 2010 with Canadian regulatory agencies and Form 40-F filed with the Securities and Exchange Commission, the U.S. regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and at www.huskyenergy.com.

Use of Pronouns and Other Terms Denoting Husky

In this MD&A, the terms “Husky” and “the Company” denote the corporate entity Husky Energy Inc. and its subsidiaries on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, the discussions in this MD&A with respect to results for the three months ended March 31, 2010 are compared with results for the three months ended March 31, 2009. Discussions with respect to Husky’s financial position as at March 31, 2010 are compared with its financial position at December 31, 2009.

Additional Reader Guidance

•	The Consolidated Financial Statements and comparative financial information included in this MD&A have been prepared in accordance with Canadian GAAP.

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•	All dollar amounts are in millions of Canadian dollars, unless otherwise indicated.

•	Unless otherwise indicated, all production volumes quoted are gross, which represent the Company’s working interest share before royalties.

•	Prices quoted include or exclude the effect of hedging as indicated.

Non-GAAP Measures

Disclosure of Cash Flow from Operations

This MD&A contains the term “cash flow from operations,” which should not be considered an alternative to, or more meaningful than “cash flow - operating activities” as determined in accordance with GAAP, as an indicator of Husky’s financial performance. Cash flow from operations is presented in Husky’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items. Husky’s determination of cash flow from operations, which is a non-GAAP measure, does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other users.

		Three months ended March 31
(millions of dollars)		2010	2009
Non-GAAP	Cash flow from operations	$895	$565
	Settlement of asset retirement obligations	(15)	(10)
	Change in non-cash working capital	(283)	(320)

GAAP	Cash flow - operating activities	$597	$235

The following table shows the reconciliation of cash flow from operations to cash flow - operating activities for the periods noted:

Disclosure of Adjusted Net Earnings

This interim report may contain the term “adjusted net earnings,” which is a non-GAAP measure of net earnings adjusted for certain items that are not an indicator of the Company’s on-going financial performance.

		Three months ended March 31
(millions of dollars)		2010	2009
GAAP	Net earnings	$345	$328
	Net foreign exchange	(1)	(26)
	Net financial instruments	22	27
	Net stock-based compensation	—	(3)
	Net inventory write-downs	2	19

Non-GAAP	Adjusted net earnings	$368	$345

The following table shows the reconciliation of net earnings to adjusted net earnings for the periods shown:

Cautionary Note Required by National Instrument 51-101

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	26

cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

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Abbreviations

bbls	barrels

bps	basis points

mbbls	thousand barrels

mbbls/day	thousand barrels per day

mmbbls	million barrels

mcf	thousand cubic feet

mmcf	million cubic feet

mmcf/day	million cubic feet per day

bcf	billion cubic feet

tcf	trillion cubic feet

boe	barrels of oil equivalent

mboe	thousand barrels of oil equivalent

mboe/day	thousand barrels of oil equivalent per day

mmboe	million barrels of oil equivalent

mcfge	thousand cubic feet of gas equivalent

GJ	gigajoule

mmbtu	million British thermal units

mmlt	million long tons

NGL	natural gas liquids

WTI	West Texas Intermediate

NYMEX	New York Mercantile Exchange

NIT	NOVA Inventory Transfer

LIBOR	London Interbank Offered Rate

CDOR	Certificate of Deposit Offered Rate

EDGAR	Electronic Data Gathering, Analysis and Retrieval (U.S.A.)

SEDAR	System for Electronic Document Analysis and Retrieval (Canada)

FPSO	Floating production, storage and offloading vessel

FEED	Front end engineering design

OPEC	Organization of Petroleum Exporting Countries

GDP	Gross domestic product

MD&A	Management’s Discussion and Analysis

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Terms

Bitumen	Bitumen is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulphur, metals and other non-hydrocarbons

Capital Employed	Short and long-term debt and shareholders’ equity

Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets

Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest

Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital

Coal Bed Methane	Methane (CH4), the principal component of natural gas, is adsorbed in the pores of coal seams

Corporate Reinvestment Ratio	Net capital expenditures (capital expenditures net of proceeds from asset sales) plus corporate acquisitions (net assets acquired) divided by cash flow from operations calculated on a 12-month trailing basis

Dated Brent	Prices are dated less than 15 days prior to loading for delivery

Debt to Capital Employed	Total debt divided by total debt and shareholders’ equity

Debt to Cash Flow	Total debt divided by cash flow from operations calculated on a 12-month trailing basis

Delineation Well	A well in close proximity to an oil or gas discovery well that helps determine the areal extent of the reservoir

Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil to facilitate transmissibility through a pipeline

Equity	Shares, retained earnings and accumulated other comprehensive income

Feedstock	Raw materials which are processed into petroleum products

Front End Engineering Design	Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics

Glory Hole	An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs

Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company

Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties

Hectare	One hectare is equal to 2.47 acres

Near-month Prices	Prices quoted for contracts for settlement during the next month

NOVA Inventory Transfer	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline

Return on Capital Employed	Net earnings plus after tax interest expense calculated on a 12-month trailing basis divided by average capital employed

Return on Shareholders’ Equity	Net earnings calculated on a 12-month trailing basis divided by average shareholders’ equity

Stratigraphic Well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production

Synthetic Oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content

Three Dimensional (3-D) Seismic	Seismic imaging which uses a grid of numerous cables rather than a few lines stretched in one line

Total Debt	Long-term debt including current portion and bank operating loans

Turnaround	Scheduled performance of plant or facility maintenance

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS	29

12.	Forward-Looking Statements and Information

Certain statements in this interim report are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts and are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this interim report include, but are not limited to: the Company’s general strategic plans; 2010 capital expenditure guidance; drilling and production plans for the West White Rose field; exploration plans for Canada’s East Coast; development and production plans for the North Amethyst oil field; offshore Greenland exploration plans; offshore China exploration plans; delineation drilling, development and production plans for the Liwan and Liuhua natural gas discoveries; exploration and drilling plans for the North Sumbawa II Block; development plans and receipt of an extension of the PSC for the Madura BD field; Sunrise multiphase development plans, production plans and production capacity; production optimization and drilling plans for the Tucker Oil Sands Project; development plans for the McMullen property; testing and implementation of various enhanced recovery techniques in Western Canada; conventional and shale gas exploration plans for Northeastern British Columbia; Husky’s coal bed methane program; reconfiguration plans for the Lima Refinery; Continuous Catalyst Regeneration Reformer Project plans at the Toledo Refinery; and plans to reposition and upgrade the Toledo Refinery.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this interim report are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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